UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 3, 2005

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total pages:—16

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Meets Full Year Growth Targets”, dated February 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 3, 2005	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew Meets Full Year Growth Targets

3 February 2005

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business announces its results for the fourth quarter and full year ended 31 December 2004.

Q4 Highlights

•      Group sales up 14%

•      Orthopaedics sales up 20% - US up 26%

•      Endoscopy - sales up 16%

•      Wound Management - sales up 5%

•      Operating margins improve to 22.9%

•      Adjusted EPS up 14% to 6.33p

Full Year Highlights • Group sales up 11 1/2% • Orthopaedics sales exceed $1billion • Operating margins improve to 20.1% • Adjusted EPS up 14% to 21.14p

Commenting on the results for 2004 and the outlook for 2005, Sir Christopher O’Donnell, Chief Executive of Smith & Nephew, said:

“We have capitalised on the continuing favourable conditions in each of our markets and have delivered another year of substantial sales, margin and earnings growth. Following an excellent fourth quarter, and our investments in our business, we have strong momentum going into 2005 and expect to increase the overall rate of sales growth this year. Looking forward, we are well placed to continue to expand our share of the market and to sustain our mid teens earnings growth.”

Unless otherwise specified as reported, all sales increases throughout this document are underlying which adjusts for the effects of currency translation, the acquisition of MMT and, for Q4, the effect of fewer sales days.

Adjusted earnings per share and operating margins are stated before goodwill amortisation and exceptional items. An exceptional charge of 5.56p per share was taken in Q4 in respect of disputed product liability insurance coverage.

A presentation and conference call for analysts to discuss the company’s preliminary results will be held at 2.00pm GMT/9.00am EST today. This will be broadcast live on the web and will be available on demand shortly following the close of the conference call at www.smith-nephew.com/Prelims04. If interested parties are unable to connect to the web, a listen-only service is available by calling 0800 559 3272 in the UK or 866 239 0750 in the US.

Analysts should contact Julie Allen on +44 (0) 20 7401 7646 or via email at julie.allen@smith-nephew.com for conference call details.

Enquiries

Investors
Peter Hooley Smith & Nephew Finance Director	Tel: +44 (0) 20 7401 7646

Investors/Media
Liz Hewitt Smith & Nephew Group Director Corporate Affairs	Tel: +44 (0) 20 7960 2256

Angie Craig Smith & Nephew Vice President US Investor and Media Relations	Tel: +1 901 399 5161

Financial Dynamics
David Yates – London	Tel: +44 (0) 20 7831 3113
Jonathan Birt – New York	Tel: +1 212 850 5634

Fourth Quarter Results

Underlying sales growth in the quarter was 14%, a continuing strong performance. Reported sales growth in the quarter was reduced by 5% due to translational currency movements and 5% due to three fewer sales days, but benefited by 2% from the acquisition of Midland Medical Technologies (“MMT”), earlier in the year. This resulted in reported fourth quarter group sales increasing by 6% to £332m.

Profit before goodwill amortisation, exceptional items and tax for the quarter was £83m, a 15% increase over the fourth quarter last year. The operating profit margin of 22.9% was a 1.6% increase on the same quarter last year.

Adjusted earnings per share before goodwill amortisation and exceptional items (“EPSA”) were 6.33p (31.65p per American Depository Share, “ADS”), a 14% increase on the fourth quarter last year. An exceptional charge of 5.56p per share was taken in the quarter in respect of disputed product liability insurance coverage.

Orthopaedics

Orthopaedics continued to gain market share, with sales up by 20% compared with the fourth quarter last year. Sales growth in the US was 26% and outside the US 11%. Sales pricing in reconstruction and trauma increased by approximately 4% in the US.

In reconstruction, knee sales increased by 23% (25% in the US and 19% outside the US) and hip sales by 14% (14% in the US and 14% outside the US). This growth reflects continuing strong market conditions, particularly in the US, the expansion of our sales forces and the introduction of our minimal incision surgery (“MIS”) procedures. Sales of the Birmingham hip resurfacing product in Europe and Australia, acquired with the MMT acquisition, added 5% to Orthopaedics sales in the quarter.

Trauma again benefited from the recent substantial investment in creating a dedicated US sales force, achieving a sales increase of 21% in the US, well ahead of the market. Sales growth outside the US was 5%, making 14% globally. Clinical Therapy sales, which consists of the SUPARTZà joint fluid therapy and EXOGENà ultrasound bone healing products, also benefited from sales force investment, growing an outstanding 62% compared with the same quarter last year.

We have a number of new orthopaedic products in the pipeline. Marketing approval for the ceramic on ceramic hip was received in December. Successful surgical evaluations for a new locking plate trauma product were started during the year and we expect to launch this product in the first half of 2005. Our US pre-market approval application for the Birmingham hip resurfacing product has been accepted for consideration by the FDA.

The number of revisions of the macrotextured knee product withdrawn from the market in 2003 was 765 on 31 January 2005, 26% of the total implanted with the latest quarterly run rate of revisions being 24 a month. We are working with the patients to reach mutually satisfactory settlements as quickly as possible and have achieved this in respect of 510 of the revisions. In December we announced that two of the excess layer insurers declined cover of their share of this liability. Total costs to 31 January 2005 including legal costs amounted to £49m of which £17m is in dispute with the insurers. We have taken an exceptional charge of £80m, before tax, in respect of the disputed, and potentially disputed, coverage amounts. We refute the grounds cited for declining coverage and are taking all steps to enforce it.

Endoscopy

Endoscopy had a particularly strong quarter, achieving 16% sales growth from successful new product introductions. Sales growth in the US was 17% and 15% outside the US.

The new progressive scan camera system increased visualisation sales by 45% in the quarter, including digital operating room sales stimulated by the new camera. Repair product sales grew by 21%, again led by our comprehensive range of shoulder products. Radio frequency sales continued to be affected by the injunction on US sales in connection with the ongoing patent dispute with a competitor and declined by 8%. Blade sales grew by 4%.

Advanced Wound Management

Advanced Wound Management sales grew 5% compared to the fourth quarter last year. Sales grew 2% in the US and 6% outside the US. Excluding our previous enzyme debrider, global sales growth was 7% in the quarter. This was the last quarter where US sales growth is adversely affected by the switch in enzyme debrider products.

Globally, we have refocused our sales forces on the market opportunities for ALLEVYNà hydrocellular dressings and ACTICOATà antimicrobial silver dressings. We have seen the benefits of this in the sales of ALLEVYNà which grew by 17% and ACTICOATà which grew by 42%. In the US, we have also implemented a targeted approach to DERMAGRAFTà tissue engineered dermal replacement which grew by 21%.

Full Year Results

Underlying sales growth in the full year was 11 1/2%. Reported sales benefited by 1 1/2% from the acquisition of MMT in March, but adverse currency translation to sterling reduced sales by 7%. Reported group sales consequently increased by 6% to £1,249m.

Underlying sales growths by business for the year were; Orthopaedics 17%, Endoscopy 9% and Advanced Wound Management 5%.

BSN Medical (“BSN”) again improved its operating margin and increased its profits to contribute £24m to group operating profit. The integration of the fracture casting and splinting business acquired earlier in the year is proceeding ahead of plan.

Profit before goodwill amortisation, exceptional items and tax was £278m, a 15% increase over 2003. The operating profit margin before exceptional items improved strongly by 1.4% in the year to 20.1%. Profit before taxation, but after goodwill amortisation and after the £80m exceptional charge discussed earlier under Orthopaedics, was £178m.

After a tax charge of 29%, EPSA was 21.14p (105.70p per ADS) for the year, an increase of 14% on a year ago. Basic unadjusted earnings per share were 13.39p (66.95p per ADS).

Operating cashflow was £126m, which is an operating profit to cash conversion ratio of 58%, before rationalisation and integration expenditure of £2m and £17m of funding of settlement payments to patients in respect of macrotextured revisions not reimbursed by insurers. This is a lower cash conversion ratio than hitherto and reflects the build up of inventory and instruments at Orthopaedics to support its increased growth rate. Group net debt of £112m at the end of the year includes £74m of acquisition cost for MMT and its Australian distributor and represents gearing of 15%.

Had our results been reported in US dollars translated at average rates of exchange ($1.842 in 2004, $1.645 in 2003), reported group sales and earnings per ADS before goodwill amortisation and exceptional items would have been as follows:

Reported group sales	$2.3bn	+ 19%
Adjusted earnings per ADS	$1.95	+ 26%

A final dividend of 3.20p per share (16p per ADS) is being recommended, which together with the interim dividend of 1.90p, makes a total for the year of 5.10p. The final dividend will be paid on 13 May 2005 to shareholders on the register at the close of business on 22 April 2005. Shareholders may participate in the company’s dividend reinvestment plan.

International Financial Reporting Standards “IFRS”

A reconciliation to, and restatement of, adjusted earnings per share and net debt for 2004 under UK GAAP to IFRS is appended to this announcement. The group will report all future results under IFRS. Had IFRS applied for the whole of 2004 EPSA would have been 1 1/2% lower at 20.81p (18.20p 2003). Further details of the results for 2003 and 2004 under IFRS will be available on the Smith & Nephew website on 16 March 2005.

Outlook

Our markets continue to grow strongly and we expect that our innovative new product development programmes and sales force investment, particularly in Orthopaedics and Endoscopy, will enable us to take market share and drive market expansion.

Following an excellent fourth quarter, we have continued momentum going into 2005 and expect to increase the overall rate of sales growth. We expect to achieve high teens sales growth at Orthopaedics, and high single digit sales growth at Endoscopy and Wound Management. Our continued investments in the business and planned margin improvements make us well placed to sustain our underlying mid-teens EPSA growth going forward.

Employees, executives and Board

We would like to thank all Smith & Nephew employees around the world for their contributions to our success in 2004, and in particular, for the commitment all of us make in helping patients around the world get back to their normal lives.

During the year we made two senior executive appointments. Sarah Byrne-Quinn was appointed as Group Director of Strategy and Business Development and Liz Hewitt as Group Director of Corporate Affairs.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,000 employees and operates in 32 countries around the world generating annual sales of £1.25 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2004 QUARTER FOUR RESULTS

Unaudited Group Profit and Loss Account

For the 3 Months and the Year Ended 31 December 2004

Three Months 2003 £m	Three Months 2004 £m		Notes	Year Ended 2004 £m	Year Ended 2003 £m
354.3	374.1	Turnover including share of joint venture		1,414.4	1,342.8
(41.6)	(41.9)	Share of joint venture		(165.9)	(163.9)

312.7	332.2	Group turnover from continuing operations	1	1,248.5	1,178.9
(86.5)	(88.4)	Cost of sales		(334.8)	(345.1)
(141.2)	(150.8)	Selling, general and administrative expenses		(595.8)	(546.3)
(18.3)	(17.0)	Research and development expenses		(66.4)	(66.8)

66.7	76.0	Operating profit before goodwill amortisation & exceptional items		251.5	220.7
(4.5)	(5.2)	Goodwill amortisation *		(20.5)	(18.5)
(0.5)	(80.0)	Exceptional items *	2	(80.0)	(22.4)

61.7	(9.2)	Group operating profit/(loss) from continuing operations	1	151.0	179.8
6.2	6.3	Share of operating profit of the joint venture before exceptional items		23.8	22.7
(0.9)	—	Share of joint venture exceptional items *	4	—	(2.7)

67.0	(2.9)			174.8	199.8
—	—	Share of operating profit of associated undertaking		—	4.8
—	—	Net profit on disposal of associated undertaking *	3	—	31.5

67.0	(2.9)	Profit/(loss) on ordinary activities before interest		174.8	236.1
(0.3)	1.1	Interest	5	3.1	(6.0)

66.7	(1.8)	Profit/(loss) on ordinary activities before taxation		177.9	230.1
(20.4)	3.8	Taxation	6	(52.7)	(82.0)

46.3	2.0	Attributable profit		125.2	148.1
(28.9)	(30.0)	Ordinary dividends	7	(47.8)	(46.1)

17.4	(28.0)	Retained profit/(loss)		77.4	102.0

4.97p	0.21p	Basic earnings per ordinary share	8	13.39p	15.92p
4.93p	0.19p	Diluted earnings per ordinary share	8	13.30p	15.82p

		*Results before goodwill amortisation and exceptional items
£72.6m	£83.4m	Profit before taxation	9	£278.4m	£242.2m
5.55p	6.33p	Adjusted basic earnings per ordinary share	9	21.14p	18.49p
5.51p	6.28p	Adjusted diluted earnings per ordinary share	9	21.01p	18.38p

SMITH & NEPHEW plc

2004 QUARTER FOUR RESULTS continued

Unaudited Abridged Group Balance Sheet as at 31 December 2004

		2004 £m	2003 £m
	Intangible assets	332.2	269.4
	Tangible assets	282.5	257.6
	Investment in joint venture A	121.0	121.6
	Investments	4.9	5.0

		740.6	653.6

	Stock	284.9	230.6
	Debtors	361.8	334.5
	Cash	32.6	26.0
	Creditors	(393.7)	(317.2)

		285.6	273.9
	Borrowings	(176.2)	(196.5)
Provisions	- deferred tax	(32.1)	(61.9)
	- other	(90.9)	(28.3)

	Shareholders’ funds	727.0	640.8

A	Investment in joint venture comprises goodwill £69.5 million, share of gross assets £113.4 million less share of gross liabilities £61.9 million.

Unaudited Abridged Movement in Shareholders’ Funds

For the Year Ended 31 December 2004

	2004 £m	2003 £m
Opening shareholders’ funds as at 1 January	640.8	516.9
Attributable profit B	125.2	148.1
Dividends	(47.8)	(46.1)
Exchange adjustments B	3.2	3.8
Goodwill on disposals	—	8.2
Share based expense recognised in the profit and loss account	1.7	2.7
Cost of own shares purchased	(4.1)	(1.3)
Issues of shares	8.0	8.5

Closing shareholders’ funds	727.0	640.8

B	These items are the only components of the statement of total recognised gains and losses.

SMITH & NEPHEW plc

2004 QUARTER FOUR RESULTS continued

Unaudited Abridged Group Cash Flow to 31 December 2004

Three Months 2003 £m	Three Months 2004 £m		Year Ended 2004 £m	Year Ended 2003 £m
61.7	(9.2)	Operating profit/(loss)	151.0	179.8
22.8	28.8	Depreciation and amortisation	87.2	80.2
(5.1)	59.6	Working capital and provisions	(11.6)	(45.5)

79.4	79.2	Net cash inflow from operating activities C	226.6	214.5
(27.2)	(33.2)	Capital expenditure and financial investment	(101.1)	(71.4)

52.2	46.0	Operating cash flow	125.5	143.1
4.1	8.2	Joint venture dividend	14.1	6.8
—	1.5	Interest	4.5	(3.8)
(16.4)	(13.0)	Taxation	(37.9)	(52.2)
—	(17.8)	Dividends	(46.7)	(45.1)
(0.4)	(7.4)	Acquisitions	(85.2)	(4.3)
—	—	Disposals	—	52.4
(1.3)	(1.7)	Own shares purchased	(4.1)	(1.3)
3.8	2.6	Issue of shares	8.0	8.5

42.0	18.4	Net cash flow	(21.8)	104.1
41.7	31.2	Exchange adjustments	36.9	45.7
(210.8)	(161.6)	Opening net borrowings	(127.1)	(276.9)

(127.1)	(112.0)	Closing net borrowings	(112.0)	(127.1)

		Gearing	15%	20%
C	After £17.2 million unreimbursed by insurers relating to macrotextured knee revisions and £2.2 million of outgoings on rationalisation, acquisition integration and divestment costs in the year (2003 - £9.6 million) and in 2003 £17.6 million on Centerpulse transaction costs.

Closing net borrowings includes £31.6 million of net currency swap assets (2003 - £43.4 million net currency swap assets).

SMITH & NEPHEW plc

2004 QUARTER FOUR RESULTS continued

NOTES

1.	Segmental performance to 31 December 2004 is as follows:

Three Months 2003 £m	Three Months 2004 £m		Year Ended 2004 £m	Year Ended 2003 £m	Underlying growth in sales %
					Three months	Year

		Group turnover by business segment
138.9	156.9	Orthopaedics	588.7	525.4	20	17
79.0	82.7	Endoscopy	304.8	300.0	16	9
94.8	92.6	Advanced Wound Management	355.0	353.5	5	5

312.7	332.2		1,248.5	1,178.9	14	11½

		Group operating profit by business segment
34.9	40.2	Orthopaedics	138.6	118.7
18.5	20.1	Endoscopy	61.8	59.5
13.3	15.7	Advanced Wound Management	51.1	42.5

66.7	76.0		251.5	220.7
(4.5)	(5.2)	Goodwill amortisation	(20.5)	(18.5)
(0.5)	(80.0)	Exceptional items	(80.0)	(22.4)

61.7	(9.2)		151.0	179.8

		Group turnover by geographic market
99.9	108.6	Europe D	409.7	369.9	10	8
153.5	160.3	United States	608.5	595.6	19	14
59.3	63.3	Africa, Asia, Australasia & Other America	230.3	213.4	9	10

312.7	332.2		1,248.5	1,178.9	14	11½

D	Includes United Kingdom 12 month sales of £122.5 million (2003 - £98.7 million).

Underlying sales growth is calculated by eliminating the effects of translational currency, acquisition of MMT and extra sales days. Reported growth in sales by business segment reconciles to underlying growth in sales for the year and three months as follows:

	Reported growth in sales %	Foreign currency translation effect %	Acquisitions effect %	Sales days effect %	Underlying growth in sales %
Year
Orthopaedics	12	9	(4)	—	17
Endoscopy	2	7	—	—	9
Advanced Wound Management	—	5	—	—	5

	6	7	(1½ )	—	11½

Three Months
Orthopaedics	13	7	(5)	5	20
Endoscopy	5	6	—	5	16
Advanced Wound Management	(2)	2	—	5	5

	6	5	(2)	5	14

SMITH & NEPHEW plc

2004 QUARTER FOUR RESULTS continued

NOTES

2.	In 2004, the operating exceptional item of £80.0 million represents provision of £13.4 million for the amount due from excess layer insurers who have declined insurance coverage for claims relating to macrotextured knee revisions together with an estimate of £66.6 million for the cost of settlements with patients likely to arise in the future and assuming that insurance cover remains unavailable. This estimate is dependent on two key variables: the number of implant revisions that will ultimately be required and the average cost of settlements with patients. The actual cost may be greater or less than the amount provided.

Operating exceptional items in 2003 comprised £17.6 million of costs, net of a break fee of £10.8 million, written off as a consequence of the unsuccessful public offers to purchase Centerpulse AG and Incentive Capital AG and £4.8 million of acquisition integration costs.

3.	In 2003 the associated undertaking in AbilityOne was disposed of to Patterson Dental Inc. for £52.4 million cash. The net profit on disposal of £31.5 million was stated after deducting £8.2 million of acquisition goodwill previously set-off against reserves and £1.1 million of adjustments in respect of previous disposals.

4.	The group’s share of exceptional items of the joint venture in 2003 related to manufacturing rationalisation costs of BSN Medical.

5.	Interest receivable for the year is after charging £1.4 million (2003 - £1.5 million) in respect of the group’s share of the net interest of BSN Medical and in 2003 £0.7 million in respect of the group’s share of the net interest of AbilityOne.

6.	Taxation on the profit before goodwill amortisation and exceptional items, is at the full year effective rate of 29% (2003 – 29%). Tax relief of £28.0 million arises on the exceptional item (2003 - £11.8 million tax charge). £6.9 million (2003 - £6.8 million) arises in BSN Medical and in 2003 £1.3 million arose in AbilityOne.

7.	A final dividend of 3.20 pence per ordinary share is recommended (2003 – 3.10 pence per ordinary share) which, together with the interim dividend of 1.90 pence per ordinary share (2003 – 1.85 pence) paid on 12 November 2004, makes a total for the year of 5.10 pence (2003 – 4.95 pence). The final dividend is payable on 13 May 2005 to shareholders whose names appear on the register at the close of business on 22 April 2005. Shareholders may participate in the dividend re-investment plan.

8.	The basic average number of ordinary shares in issue is 935 million (2003 – 930 million). The diluted average number of ordinary shares in issue is 941 million (2003 – 936 million).

SMITH & NEPHEW plc

2004 QUARTER FOUR RESULTS continued

NOTES

9.	Profit before taxation, goodwill amortisation and exceptional items and adjusted earnings per ordinary share are calculated as follows:

Three Months 2003 £m		Three Months 2004 £m			Year Ended 2004 £m		Year Ended 2003 £m
66.7		(1.8)		Profit/(loss) on ordinary activities before taxation	177.9		230.1
				Adjustments:
4.5		5.2		Goodwill amortisation	20.5		18.5
0.5		80.0		Exceptional items	80.0		22.4
—		—		Net profit on disposal of associated undertaking	—		(31.5)
0.9		—		Share of joint venture exceptional items	—		2.7

72.6		83.4		Profit before taxation, goodwill amortisation & exceptional items	278.4		242.2
(20.9)		(24.2)		Tax on profit before goodwill amortisation and exceptional items	(80.7)		(70.2)

51.7		59.2		Earnings before goodwill amortisation and exceptional items	197.7		172.0

5.55	p	6.33	p	Adjusted basic earnings per ordinary share	21.14	p	18.49	p
5.51	p	6.28	p	Adjusted diluted earnings per ordinary share	21.01	p	18.38	p

10.	This financial statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2004 has been extracted from the unaudited financial statements of Smith & Nephew plc which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2003 has been extracted from the full financial statements of Smith & Nephew plc which have been filed with the Registrar of Companies. The auditor’s report on those accounts was unqualified.

SMITH & NEPHEW plc

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Unaudited Changes to 2004 Adjusted Earnings Per Share

	Quarter One £m	Quarter Two £m	Quarter Three £m	Quarter Four £m	Full Year £m
UK GAAP:
Profit before taxation, goodwill amortisation & exceptional items	62.4	66.8	65.8	83.4	278.4
Tax on profit before goodwill amortisaton and exceptional items	(18.1)	(19.4)	(19.0)	(24.2)	(80.7)

Earnings before goodwill amortisation and exceptional items	44.3	47.4	46.8	59.2	197.7

IFRS Adjustments:
Pension current service cost	0.8	0.9	0.9	1.0	3.6
Share based payments	(1.2)	(1.4)	(1.4)	(1.7)	(5.7)
Lease reclassification	0.1	0.1	0.1	—	0.3

	(0.3)	(0.4)	(0.4)	(0.7)	(1.8)

IFRS Adjustments to Financing Charges:
Pension financing cost under IFRS	(0.4)	(0.5)	(0.4)	(0.5)	(1.8)
Interest on reclassified lease	(0.2)	(0.1)	(0.2)	(0.2)	(0.7)

	(0.6)	(0.6)	(0.6)	(0.7)	(2.5)

IFRS Adjustments to Tax:	0.3	0.4	0.3	0.2	1.2

Earnings before intangible amortisation and restructuring	43.7	46.8	46.1	58.0	194.6

Average shares	934m	934m	935m	935m	935m
Adjusted basic earnings per ordinary share under UK GAAP	4.74p	5.08p	4.99p	6.33p	21.14p
Adjusted basic earnings per ordinary share under IFRS	4.67p	5.01p	4.93p	6.20p	20.81p

Unaudited IFRS Changes to Net Debt

Net debt under UK GAAP	(150.8)	(173.0)	(161.6)	(112.0)	(112.0)
Lease reclassification	(9.5)	(9.5)	(9.5)	(9.4)	(9.4)

Net debt under IFRS	(160.3)	(182.5)	(171.1)	(121.4)	(121.4)